Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

RETENTION BENEFITS FOR ADIC TEAM MEMBERS

The leadership of both ADIC and Quantum believe that it is important to encourage ADIC Team Members to remain with ADIC pending the close of the merger with Quantum and to explore the opportunities that will be available within the combined company. ADIC’s Team Members are essential to creating the value anticipated by merging ADIC with Quantum. For this reason, the companies have jointly agreed to implement a Retention Plan to provide incentives for Team Members to remain with the company through the anticipated close date of the transaction and for some period beyond. It is our hope that this Retention Plan will help to ease some of the anxiety that Team Members may be experiencing in connection with the proposed transaction.

In addition, Quantum has agreed to extend benefits under its own Severance Plan to any ADIC Team Members who may be displaced after the close of the transaction. This is yet another way in which Quantum is doing what it can to make it easier for ADIC Team Members to continue to contribute through the closing and to remain engaged while implementation and transition details are resolved.

The benefits described in this summary apply to US Team Members. EMEA and APAC Team Members are protected by contract and/or by law from certain changes in employment status, and at this point, we have not yet had a chance to carefully consider all of the legal and other considerations that may apply in EMEA and APAC. Quantum’s severance practices in EMEA and APAC meet all relevant statutory requirements that may apply. In addition, Quantum also takes into consideration customary severance practices within the relevant market. We will communicate any specific EMEA and APAC retention benefits to affected Team Members as soon as they are available.

The descriptions of the Retention Plan and of Quantum’s Severance Plan that appear below summarize the terms of detailed plan documents. Nothing in these descriptions is intended to supersede, modify or waive the terms of those documents. For complete details regarding Quantum’s US Severance Plan, please refer to the plan document on this website. The Retention Plan document is still being finalized. We will make that available as soon as possible. In the event of any inconsistencies between the descriptions set forth below and the Plan documents, the Retention and Severance Plan documents will control.

US Retention Plan:

To be eligible for a retention payment under the Retention Plan, you must:

•	have accepted employment with ADIC prior to May 2, 2006,

•	continue your employment with ADIC (and Quantum after the close of the transaction) between May 2 and December 15, 2006, and

•	be in good standing (defined below) as of December 15, 2006 .

If your employment is severed after the close but before December 15, 2006 under circumstances that entitle you to severance benefits under the Quantum Severance Plan (described below), you will still be eligible for a retention payment so long as you remain with Quantum through your Exit Date (last day of work, as set by Quantum) and are in good standing as of that date. In that case, your Retention Plan payment will be made at the same time as severance payments are made under the Quantum Severance Plan.

Payouts under the US Retention Plan will be:

Pay Equivalent	Groups Eligible
3 weeks plus performance based incentive*	Regional Sales Managers, Corporate Account Managers

5 weeks	Pre-Sales, OEM commissioned, Sales Technical Advisors, Service grades V82-6 and V82-7 (Field Support and KAPM)

3 weeks	Grades 200 through 405, Inside Sales commissioned, Channel commissioned, Service commissioned (not V82-6 or V82-7)

2 weeks	Grades 100 through 110

*	RSM and CAM Plan is based upon a pool of 5 weeks OTE of the NA Sales Team. Actual payouts will be based upon a minimum a minimum 3 week OTE payout and performance factors including an extension of annual accelerators to 12/31/06 without increase of quota. RSMs and CAMs will be contacted individually by their managers regarding their potential payouts.

SCI cleared Team Members who currently receive the SCI stipend are eligible for an additional $5,000 in retention benefits.

Team Members who are Directors or above are not eligible for benefits under the Retention Plan.

For commissioned Team Members the weeks of equivalent pay will be calculated based upon On Target Earnings (OTE).

The Retention Plan calculations of weeks of pay will be based upon salaries as of May 31, 2006.

Team Members who are not in “good standing” at the time of payout will not be eligible for a retention payment. Good standing is defined as having achieved a “Meets Expectations” rating or higher based on most recent review score and not on a written performance plan. Team Members who are too new to have been rated, will be assumed to be performing at a “Meets Expectations” performance level.

Quantum US Severance Plan:

Quantum’s current US Severance Plan for eligible individuals (in positions up to and including Directors) provides the following benefits:

•	Continuation Pay: An eligible Team Member will receive a regular paycheck on the regular pay dates for a 4-week period from the Exit Date (last day at work) to the Termination Date (last day of employment).

•	Basic Severance: Basic Severance is 4 weeks base pay for all positions up to Manager and 8 weeks base pay for Directors. An eligible Team Member’s length of service does not affect the Basic Severance that he or she will receive.

•	Additional Severance for Length of Service: Additional Severance is calculated as one additional week of base pay for each completed year of service from the Team Member’s Hire Date to his or her Termination Date. The maximum number of weeks of Basic and Additional Severance combined is 20 weeks for all positions up to Manager and 26 weeks for Directors.

•	Benefits Continuation: Certain benefits, including Medical, Vision, and Dental, are continued at the same Team Member contribution rates for two months following the end of the month in which the Termination Date occurs. This two-month period will be included in the period (usually 18 months) during which benefit continuation must be made available to terminating Team Members under the health benefits provisions of the Consolidated Omnibus Budget Reconciliation Act of 1986 (COBRA). Detailed information regarding each benefit program will be provided to a terminating Team Member before his or her Exit Date.

•	Outplacement Benefits: Outplacement services will also be offered to every individual receiving severance. Services can range from one to six month programs, depending on position level, and include resume preparation, networking, and career transition workshops.

Each exiting person will receive a detailed packet of information including a personal calculation of severance pay plus all relevant benefits information and forms.

Here is an example of how the Quantum severance benefits under the plan are actually provided:

Tom is a manager who was hired on January 1, 2000 and now is leaving with severance on September 28, 2006. His Exit Date is September 28, 2006 and his Termination Date is October 27, 2006. His severance benefits will be:

•	Continuation Pay for the 4 weeks from September 29th to October 27th.

•	Severance Pay of 10 weeks base pay, paid in a lump sum within two weeks after Tom’s Termination Date. The 10 weeks consists of 4 weeks Basic Severance and 6 weeks Additional severance (for 6 completed years of service).

•	Benefits Continuation through December 31, 2006.

•	Outplacement Benefits will be available as of Tom’s Exit Date and will be billed directly to Quantum.

An individual who voluntarily leaves Quantum prior to his or her Exit Date, or whose employment is involuntarily terminated for cause prior to the Exit Date is not eligible for Severance.

An individual who is asked to relocate to a new work location no more than 50 miles from the present location will not be eligible for Severance. Anyone offered a position more than 50 miles from the present work location would have the option to accept the position or receive Severance.

For complete details regarding Quantum’s US Severance Plan, a copy of the summary plan document is available on this website.

Flexible Time Off:

As with any termination of employment, vacation hours (FTO) accrued but unused as of a severed individual’s Exit Date will be paid out in his or her final paycheck.

Unvested Stock Options:

Most of the unvested stock options currently held by Team Members were issued under our 1999 Stock Incentive Compensation Plan and our 1996 Stock Option Plan. Both plans provide for accelerated vesting in the event a Team Member’s employment is terminated within two years of a corporate transaction, unless the Team Member’s employment is terminated for cause (as defined under the relevant plan) or voluntarily terminated without good reason (also as defined under the relevant plan). Complete texts of the plans are available at http://www.sec.gov/Archives/edgar/data/770403/0000912057-99-010385.txt and http://www.sec.gov/Archives/edgar/data/770403/000119312504011840/ddef14a.htm .

Bonus Plan:

ADIC’s revised bonus plan outlined earlier this year will remain in effect through the Quantum transaction, subject to one change, i.e., $500,000 of the original $2.5 million that was set aside for Team Members below Director level will be paid out as part of the Retention Plan. The bonus plan for the remaining $2 million for Directors and above will continue and will be based upon achievement of the specified company goals. Such goals may be adjusted by the Board to reflect changes in circumstances caused by the Rocksoft and Quantum transactions. Because of the subjective nature of the criteria for qualifying for payouts under the bonus plan, there can be no assurance that payouts under the bonus plan will be accrued or paid.

* * * * *

If you need further clarification on any of the items above please submit your question to www.welcometoquantum.com or contact Dave Uvelli, Melissa Archer, or Kari Crutchfield in Human Resources.

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or Invest@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.